Actuarial Opinion
  Excel Accumulator Variable Universal Life Insurance

This opinion is furnished in connection with the registration of the individual flexible premium variable universal life policy of the Carillon Life Account of The Union Central Life
Insurance Company, file number 333-116386.

I am familiar with the terms of the Registration Statement
and the accompanying exhibits. The prospectus included in the
Registration Statement describes the policy issued by Union
Central.   In my professional opinion, as to the
illustrations included in the Registration Statement:

  1. The illustrations of cash surrender values, cash values, death benefits, and/or any other values illustrated are consistent with the provisions of the policy and Union Central's administrative procedures.

  2. The rate structure of the policy has not been designed, and the assumptions for the illustrations (including sex, age, rating classification, and premium amount and payment schedule) have not been selected so as to make the relationship between premiums and benefits, as shown in the illustrations, appear to be materially more favorable than for any other prospective purchaser with different assumptions.

  3. The illustrations are based on a commonly used rating classification and premium amounts and ages appropriate for the markets in which the policy is sold.

I hereby consent to the use of this opinion as an Exhibit to the Registration Statement.

/s/ Kristal E. Hambrick

Kristal E. Hambrick, MAAA, FSA,
Vice President and Actuary,
The Union Central Life Insurance Company

April 28, 2006